Exhibit 99.1

Viking Reports First Quarter 2024 Financial Results

LOS ANGELES, May 29, 2024, Business Wire—Viking Holdings Ltd (the “Company” or “Viking”) (NYSE: VIK) today reported financial results for the first quarter ended March 31, 2024.

Key Highlights

•	Adjusted Gross Margin for the first quarter of 2024 increased 19.1% compared to the same period in 2023, resulting in a Net Yield of $508.

•	Adjusted EBITDA increased by $46.1 million compared to the first quarter of 2023.

•	Net Leverage declined from 3.8x as of December 31, 2023 to 3.4x as of March 31, 2024.

•	As of May 19, 2024, for the 2024 and 2025 seasons, Viking had sold 91% and 39%, respectively, of its Capacity Passenger Cruise Days for its Core Products.

“We are pleased with our performance in the first quarter, during which we reported a Net Yield of $508, and our strong Advanced Bookings for 2024 and 2025 are equally encouraging,” said Torstein Hagen, Chairman and CEO of Viking. “At Viking, we remain committed to prioritizing our guests and treating our employees as integral members of our family. We embrace a contrarian approach and steadfastly maintain a long-term perspective when managing our business. Leveraging our momentum, we are dedicated to shaping Viking’s next era to deliver value for all of our stakeholders.”

First Quarter 2024 Consolidated Results

During the first quarter of 2024, Capacity PCDs increased by 14.5% over the same period in 2023 and Occupancy was 94.0%, compared to 92.8% for the same period in 2023.

Total revenue for the first quarter of 2024 was $718.2 million, an increase of $89.2 million, or 14.2%, over the same period in 2023 mainly due to an increase in the size of the Company’s fleet and higher Occupancy in 2024 compared to 2023.

Gross margin for the first quarter of 2024 was $160.1 million, an increase of $62.0 million, or 63.2%, over the same period in 2023 and Adjusted Gross Margin for the first quarter of 2024 was $495.3 million, an increase of $79.6 million, or 19.1%, over the first quarter of 2023. Net Yield was $508 for the first quarter.

Vessel operating expenses and vessel operating expenses excluding fuel for the first quarter of 2024 were $281.1 million and $239.0 million, respectively. Compared to the same period in 2023, vessel operating expenses increased $17.9 million, or 6.8%, and vessel operating expenses excluding fuel increased $17.2 million, or 7.8%.

Net loss was $493.9 million compared to $214.4 million for the same period in the prior year. The 2024 first quarter net loss includes a loss of $330.5 million and the 2023 first quarter includes a gain of $15.5 million related to the net impact of the Private Placement derivative (loss) gain and interest expense related to the Company’s Series C Preference Shares. The Company’s Series C Preference Shares converted into ordinary shares immediately prior to the consummation of the Company’s initial public offering (“IPO”), which was subsequent to the first quarter of 2024.

Adjusted EBITDA increased by $46.1 million over the first quarter of 2023. The increase in Adjusted EBITDA was mainly due to higher Capacity PCDs and higher Net Yield.

Our first quarter results reflect the seasonality of our business. While our ocean, expedition and Mississippi products operate year-round, the primary cruising season for our river product is from April to October, although some of our river cruises run longer seasons. Additionally, our highest Occupancy occurs during the Northern Hemisphere’s summer months. We recognize cruise-related revenue over the duration of the cruise and expense our marketing and employee costs when the related costs are incurred. As a result, the majority of our revenue and profits have historically been earned in the second and third quarters of each year.

Update on Operating Capacity and Bookings

For our Core Products, operating capacity is 5% higher for the 2024 season in comparison to the 2023 season and 12% higher for the 2025 season in comparison to the 2024 season.

For our Core Products, as of May 19, 2024, for the 2024 and 2025 seasons, we had sold 91% and 39%, respectively, of our Capacity PCDs and had $4,573 million and $2,481 million, respectively, of Advance Bookings. Advance Bookings were 15% and 27% higher in comparison to the 2023 and 2024 seasons, respectively, at the same point in time. Advance Bookings per PCD for the 2024 season was $742, 9% higher than the 2023 season at the same point in time, and Advance Bookings per PCD for the 2025 season was $852, 12% higher than the 2024 season at the same point in time.

Balance Sheet and Liquidity

On May 3, 2024, Viking closed its $1.8 billion initial public offering, with net proceeds of approximately $245.5 million to Viking and approximately $1.4 billion to certain selling shareholders.

As of March 31, 2024:

•	The Company had $1.7 billion in cash and cash equivalents, which does not include the proceeds of the IPO.

•	The scheduled principal payments for the remainder of 2024 and 2025 were $196.4 million and $489.0 million, respectively.

•	Deferred revenue was $4.1 billion.

In May 2024, S&P upgraded Viking Cruises Ltd’s corporate rating to BB- from B+.

“We are excited to share strong first-quarter financial results, which are a testament to the great demand for our products and brand,” said Leah Talactac, CFO of Viking. “Also, strengthening our balance sheet continues to be a priority as evidenced by our cash balance and reduction in Net Leverage. We are also very pleased by the S&P credit rating upgrade. These achievements underscore our dedication to financial prudence and our pursuit of sustainable growth.”

New Build Update

Based on the committed orderbook, the Company expects to take delivery of two river vessels and one ocean ship this year.

Conference Call Information

The Company has scheduled a conference call for Wednesday, May 29, 2024, at 8 a.m. Eastern Time to discuss first quarter 2024 results and provide a business update. A link to the live webcast can be found on the Company’s Investor Relations website at https://ir.viking.com/. A replay of the conference call will also be available on the same website for 30 days after the call.

About Viking

Viking was founded in 1997 and provides destination-focused journeys on rivers, oceans and lakes around the world. Designed for curious travelers with interests in science, history, culture and cuisine, Viking offers experiences for The Thinking Person™. Viking has more than 450 awards to its name, including being rated #1 for Rivers, #1 for Oceans and #1 for Expeditions by Condé Nast Traveler in the 2023 Readers’ Choice Awards. Viking is also rated at the top of its categories for rivers, oceans and expeditions by Travel + Leisure. No other travel company has simultaneously received the same honors by both publications. For additional information, visit www.viking.com.

Definitions

“Adjusted EBITDA” is EBITDA (consolidated net income (loss) adjusted for interest income, interest expense, income tax benefit (expense) and depreciation, amortization and impairment) as further adjusted for non-cash Private Placement derivative gains and losses, loss on Private Placement refinancing, currency gains or losses, stock-based compensation expense and other financial income (loss) (which includes forward gains and losses, gain or loss on disposition of assets, certain non-cash fair value adjustments, restructuring charges and non-recurring items).

“Adjusted Gross Margin” is gross margin adjusted for vessel operating expenses and ship depreciation and impairment. Gross margin is calculated pursuant to IFRS as total revenue less total cruise operating expenses and ship depreciation and impairment.

“Advance Bookings” is the aggregate ticketed amount for guest bookings for our voyages at a specific point in time, and include bookings for cruises, land extensions and air.

“Capacity PCDs” is, with respect to any given period, a measurement of capacity that represents, for each ship operating during the relevant period, the number of berths multiplied by the number of Ship Operating Days, determined on an aggregated basis for all ships in operation during the relevant period.

“Core Products” are Viking River, Viking Ocean, Viking Expedition and Viking Mississippi, which are marketed to North America, the United Kingdom, Australia and New Zealand.

“Net Debt” is Total Debt plus lease liabilities net of cash and cash equivalents.

“Net Leverage” is Net Debt divided by trailing four quarter Adjusted EBITDA.

“Net Yield” is Adjusted Gross Margin divided by PCDs.

“Occupancy” is the ratio, expressed as a percentage, of PCDs to Capacity PCDs with respect to any given period. We do not allow more than two passengers to occupy a two-berth stateroom. Additionally, we have guests who choose to travel alone and are willing to pay higher prices for single occupancy in a two-berth stateroom. As a result, our Occupancy cannot exceed 100%, and may be less than 100%, even if all our staterooms are booked.

“Passenger Cruise Days” or “PCDs” is the number of passengers carried for each cruise, with respect to any given period and for each ship operating during the relevant period, multiplied by the number of Ship Operating Days.

“Ship Operating Days” is the number of days within any given period that a ship is in service and carrying cruise passengers, determined on an aggregated basis for all ships in operation during the relevant period.

“Total Debt” is indebtedness outstanding, gross of loan fees, excluding lease liabilities, Private Placement liabilities and Private Placement derivatives.

Non-IFRS Financial Measures

We use certain non-IFRS financial measures, such as Adjusted Gross Margin, Net Yield and Adjusted EBITDA, to analyze our performance. We present Adjusted EBITDA as a performance measure because we believe it facilitates a comparison of our consolidated operating performance on a consistent basis from period-to-period and provides for a more complete understanding of factors and trends affecting our business than measures under IFRS can provide alone. We also believe that Adjusted EBITDA is useful to investors in evaluating our operating performance because it provides a means to evaluate the operating performance of our business on an ongoing basis using criteria that our management uses for evaluation and planning purposes. Because Adjusted EBITDA facilitates internal comparisons of our historical financial position and consolidated operating performance on a more consistent basis, our management also uses Adjusted EBITDA in measuring our performance relative to that of our competitors, assessing our ability to incur and service our indebtedness and in communications with our board of directors concerning our operating performance. We utilize Adjusted Gross Margin and Net Yield to manage our business because these measures reflect revenue earned net of certain direct variable costs.

We also present certain non-IFRS financial measures because we believe that they are widely used by certain investors, securities analysts and other interested parties as supplemental measures of performance and liquidity. Our non-IFRS financial measures have limitations as analytical tools, may not be comparable to other similarly titled measures of other companies and should not be considered in isolation or as a substitute for analysis of our operating results as reported under IFRS.

See “Definitions” for additional information about our non-IFRS financial measures and “Non-IFRS Reconciling Information” for a reconciliation for each non-IFRS financial measure to the most directly comparable IFRS financial measure.

Cautionary Statement Concerning Forward-Looking Statements

Certain statements in this press release constitute “forward-looking statements” within the meaning of the U.S. federal securities laws intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, all statements other than statements of historical facts contained in this press release, including among others, statements relating to our future financial performance, our business prospects and strategy, our expected fleet additions, our anticipated financial position, liquidity and capital needs and other similar matters. In some cases, we have identified forward-looking statements in this press release by using words such as “anticipates,” “estimates,” “expects,” “intends,” “plans” and “believes,” and similar expressions or future or conditional verbs such as “will,” “should,” “would,” “may” and “could.” These forward-looking statements are based on management’s current expectations and assumptions about future events, which are inherently subject to uncertainties, risks and changes in circumstances that are difficult to predict or which are beyond our control. You should not place undue reliance on the forward-looking statements included in this press release or that may be made elsewhere from time to time by us, or on our behalf. Our actual results may differ materially from those expressed in, or implied by, the forward-looking statements included in this press release as a result of various factors, including the factors described in the sections titled “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors” in our final prospectus filed on May 2, 2024 with the U.S. Securities and Exchange Commission pursuant to Rule 424(b)(4) under the Securities Act of 1933, as amended, relating to our Registration Statement on Form F-1.

Forward-looking statements speak only as of the date of this press release. Except as required by law, we assume no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future. All forward-looking statements attributable to us are expressly qualified by these cautionary statements.

Contact

Investor Relations

Email: investorrelations@viking.com

Public Relations

Email: vikingpr@edelman.com

VIKING HOLDINGS LTD

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in USD and thousands, except per share data, unaudited)

	Three Months Ended March 31,
	2024	2023
Revenue
Cruise and land	$665,284	$583,877
Onboard and other	52,871	45,117

Total revenue	718,155	628,994
Cruise operating expenses
Commissions and transportation costs	(137,408)	(138,523)
Direct costs of cruise, land and onboard	(85,427)	(74,755)
Vessel operating	(281,090)	(263,209)

Total cruise operating expenses	(503,925)	(476,487)
Other operating expenses
Selling and administration	(219,818)	(205,670)
Depreciation and amortization	(64,911)	(62,699)

Total other operating expenses	(284,729)	(268,369)

Operating loss	(70,499)	(115,862)
Non-operating income (expense)
Interest income	18,469	8,804
Interest expense	(117,489)	(123,593)
Currency gain (loss)	8,798	(3,441)
Private Placement derivative (loss) gain	(306,646)	39,159
Other financial loss	(24,955)	(16,566)

Loss before income taxes	(492,322)	(211,499)
Income tax expense	(1,606)	(2,868)

Net loss	$(493,928)	$(214,367)

Net loss attributable to Viking Holdings Ltd	$(494,224)	$(214,228)
Net income (loss) attributable to non-controlling interests	$296	$(139)

Weighted-average ordinary and special shares outstanding (in thousands)

Basic	221,936	221,936

Diluted	221,936	406,203

Net loss per share attributable to ordinary and special shares
Basic	$(1.21)	$(0.52)

Diluted	$(1.21)	$(0.56)

VIKING HOLDINGS LTD

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OTHER COMPREHENSIVE INCOME (LOSS)

(in USD and thousands, unaudited)

	Three Months Ended March 31,
	2024	2023
Net loss	$(493,928)	$(214,367)

Other comprehensive income (loss)
Other comprehensive income (loss) to be reclassified to net income (loss) in subsequent periods:
Exchange differences on translation of foreign operations	2,664	241
Net change in cash flow hedges	(13,267)	1,701

Net other comprehensive (loss) income to be reclassified to net income (loss) in subsequent periods	(10,603)	1,942

Other comprehensive (loss) income, net of tax	(10,603)	1,942

Total comprehensive loss	$(504,531)	$(212,425)

Total comprehensive loss attributable to Viking Holdings Ltd	$(504,819)	$(212,289)
Total comprehensive income (loss) attributable to non-controlling interests	$288	$(136)

VIKING HOLDINGS LTD

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(in USD and thousands, unaudited)

	March 31, 2024	December 31, 2023
		(audited)
Assets
Non-current assets
Property, plant and equipment and intangible assets	$5,717,855	$5,684,315
Right-of-use assets	264,559	268,834
Investments in associated companies	9,780	10,473
Deferred tax assets	52,145	42,853
Other non-current assets	136,826	136,855

Total non-current assets	6,181,165	6,143,330
Current assets
Cash and cash equivalents	1,673,594	1,513,713
Accounts and other receivables	352,108	344,754
Inventories	54,173	54,602
Prepaid expenses and other current assets	513,718	427,202
Current receivables due from related parties	7,893	12,316

Total current assets	2,601,486	2,352,587

Total assets	$8,782,651	$8,495,917

Shareholders’ equity and liabilities
Shareholders’ equity	$(5,842,786)	$(5,349,879)
Non-current liabilities
Long-term portion of bank loans and financial liabilities	1,666,795	1,757,372
Secured Notes	1,016,108	1,015,657
Unsecured Notes	2,271,557	2,270,246
Private Placement liability	1,397,101	1,394,552
Private Placement derivative	2,947,405	2,640,759
Long-term portion of lease liabilities	221,248	227,956
Deferred tax liabilities	3,627	4,082
Other non-current liabilities	201,338	171,281

Total non-current liabilities	9,725,179	9,481,905
Current liabilities
Accounts payables	187,772	244,581
Short-term portion of bank loans and financial liabilities	259,823	253,020
Short-term portion of lease liabilities	24,433	24,670
Deferred revenue	4,068,117	3,486,579
Accrued expenses and other current liabilities	360,113	355,041

Total current liabilities	4,900,258	4,363,891

Total shareholders’ equity and liabilities	$8,782,651	$8,495,917

VIKING HOLDINGS LTD

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in USD and thousands, unaudited)

	Three Months Ended March 31,
	2024	2023
Cash flows from operating activities
Net loss	$(493,928)	$(214,367)
Adjustments to reconcile net loss to net cash flows
Depreciation and amortization	64,911	62,699
Amortization of debt transaction costs	9,075	9,248
Private Placement derivative loss (gain)	306,646	(39,159)
Foreign currency (gain) loss on loans	(15,579)	5,648
Non-cash financial loss	23,054	12,492
Stock based compensation expense	3,518	6,793
Interest income	(18,469)	(8,804)
Interest expense	108,414	114,345
Dividend income	(421)	(918)
Changes in working capital:
Increase in deferred revenue	581,538	453,229
Changes in other liabilities and assets	(120,292)	(194,240)
Decrease (increase) in inventories	429	(5,960)
Changes in deferred tax assets and liabilities	(921)	(1,472)
Changes in other non-current assets and other non-current liabilities	12,255	16,080
Changes in related party receivables and payables	4,423	10,841
Income taxes paid	(1,622)	(1,334)

Net cash flow from operating activities	463,031	225,121

Cash flows from investing activities
Investments in property, plant and equipment and intangible assets	(95,413)	(125,741)
Capital contribution to associated company	(4,000)	(5,000)
Prepayment for vessel charter	(604)	—
Dividends received	421	918
Interest received	18,064	8,804

Net cash flow used in investing activities	(81,532)	(121,019)

Cash flows from financing activities
Repayment of borrowings	(72,959)	(86,538)
Dividend distribution by subsidiary	(720)	—
Principal payments for lease liabilities	(6,280)	(6,916)
Interest payments for lease liabilities	(5,368)	(5,974)
Interest paid	(133,920)	(99,260)

Net cash flow used in financing activities	(219,247)	(198,688)

Change in cash and cash equivalents	162,252	(94,586)
Effect of exchange rate changes on cash and cash equivalents	(2,371)	1,744

Net increase (decrease) in cash and cash equivalents	$159,881	$(92,842)

Cash and cash equivalents
Cash and cash equivalents at January 1	$1,513,713	$1,253,140
Cash and cash equivalents at March 31	1,673,594	1,160,298

Net increase (decrease) in cash and cash equivalents	$159,881	$(92,842)

The following table sets forth selected statistical and operating data (1) on a consolidated basis, (2) for Viking River and (3) for Viking Ocean.

Statistical and Operating Data	Three Months Ended March 31,
	2024	2023
	(unaudited)
Consolidated
Vessels operated	75	71
Passengers	90,449	79,630
PCDs	974,977	841,263
Capacity PCDs	1,037,624	906,606
Occupancy	94.0%	92.8%
Adjusted Gross Margin (in thousands)	$495,320	$415,716
Net Yield	$508	$494
Vessel operating expenses (in thousands)	$281,090	$263,209
Vessel operating expenses excluding fuel (in thousands)	$239,037	$221,806
Vessel operating expenses per Capacity PCD	$271	$290
Vessel operating expenses excluding fuel per Capacity PCD	$230	$245
Viking River
Vessels operated	63	60
Passengers	26,896	23,254
PCDs	177,519	136,407
Capacity PCDs	192,806	145,964
Occupancy	92.1%	93.5%
Adjusted Gross Margin (in thousands)	$108,170	$80,938
Net Yield	$609	$593
Viking Ocean
Vessels operated	9	8
Passengers	56,467	48,978
PCDs	718,188	627,707
Capacity PCDs	759,810	668,670
Occupancy	94.5%	93.9%
Adjusted Gross Margin (in thousands)	$315,591	$266,783
Net Yield	$439	$425

Non-IFRS Reconciling Information

The following tables reconcile gross margin, the most directly comparable IFRS measure, to Adjusted Gross Margin for the three months ended March 31, 2024 and 2023 (1) on a consolidated basis, (2) for Viking River and (3) for Viking Ocean:

Consolidated	Three Months Ended March 31,
	2024	2023
	(unaudited)
(in thousands)
Total revenue	$718,155	$628,994
Total cruise operating expenses	(503,925)	(476,487)
Ship depreciation	(54,096)	(54,390)

Gross margin	160,134	98,117

Ship depreciation	54,096	54,390
Vessel operating	281,090	263,209

Adjusted Gross Margin	$495,320	$415,716

Viking River	Three Months Ended March 31,
	2024	2023
	(unaudited)
(in thousands)
Total revenue	$165,431	$130,286
Total cruise operating expenses	(162,251)	(147,518)
Ship depreciation	(20,517)	(23,409)

Gross margin	(17,337)	(40,641)

Ship depreciation	20,517	23,409
Vessel operating	104,990	98,170

Adjusted Gross Margin	$108,170	$80,938

Viking Ocean	Three Months Ended March 31,
	2024	2023
	(unaudited)
(in thousands)
Total revenue	$447,680	$397,632
Total cruise operating expenses	(267,409)	(259,271)
Ship depreciation	(24,914)	(22,806)

Gross margin	155,357	115,555

Ship depreciation	24,914	22,806
Vessel operating	135,320	128,422

Adjusted Gross Margin	$315,591	$266,783

The following table reconciles vessel operating expenses excluding fuel to vessel operating expenses, the most directly comparable IFRS measure, for the three months ended March 31, 2024 and 2023:

	Three Months Ended March 31,
	2024	2023
	(unaudited)
(in thousands)
Vessel operating expenses	$281,090	$263,209
Fuel expense	(42,053)	(41,403)

Vessel operating expenses excluding fuel	$239,037	$221,806

The following table reconciles net loss, the most directly comparable IFRS measure, to Adjusted EBITDA for the three months ended March 31, 2024 and 2023:

	Three Months Ended March 31,
	2024	2023
	(unaudited)
(in thousands)
Net loss	$(493,928)	$(214,367)
Interest income	(18,469)	(8,804)
Interest expense	117,489	123,593
Income tax expense	1,606	2,868
Depreciation and amortization	64,911	62,699

EBITDA	(328,391)	(34,011)

Private Placement derivatives loss (gain)	306,646	(39,159)
Other financial loss	22,604	12,375
Currency (gain) loss	(8,798)	3,441
Stock based compensation expense	3,518	6,793

Adjusted EBITDA	$(4,421)	$(50,561)

The following table calculates Net Leverage for the twelve months ended March 31, 2024 and December 31, 2023:

	March 31, 2024	December 31, 2023
	(unaudited)
(in thousands, except Net Leverage)
Long-term debt (1)	$5,061,200	$5,155,673
Current portion of long-term debt (1)	276,826	270,888
Long-term portion of lease liabilities	221,248	227,956
Short-term portion of lease liabilities	24,433	24,670

Total	5,583,707	5,679,187
Less: Cash and cash equivalents	(1,673,594)	(1,513,713)

Net Debt	$3,910,113	$4,165,474

Adjusted EBITDA	$1,136,462	$1,090,322
Net Leverage	3.4	3.8

(1)	All amounts are gross of fees.